

03054806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

revised

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8-52282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 01 2003

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Ponce De Leon Blvd., Suite #340
(No. and Street)

Coral Gables — Florida — 33134
(City) (State) (Zip Code)

PROCESSED
MAY 06 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauknight Pietras & Stormer, P.A.
(Name – *if individual, state last, first, middle name*)

1517 Gervais Street — Columbia — SC — 29201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



SUSAN ESCOBIO
My Comm Exp. 11/12/04
No. CC 963731
Personally Known [ ] Other I.D.
NOTARY PUBLIC
STATE OF FLORIDA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CAPITAL INVESTMENT SERVICES, INC.
MEMBER NASD NFA SIPC

2121 Ponce De Leon Blvd., Suite 340
Coral Gables, Florida 33134

Telephone: (305) 446-4800
Fax: (305) 446-4448
E-mail: CISintr@netscape.net

April 24, 2003


SEC MAIL PROCESSING
RECEIVED
MAY 01 2003
WASH, D.C.
187

NASD Regulations, Inc.
Attn: Mr. Jeffery Ellis
Compliance Examiner
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA 30305-4808

Dear Mr. Ellis:

In response to your letter dated April 14, 2003, attached please find the revised computation ~~of net capital which includes a~~ reconciliation between the net capital as reported on the original 4th quarter FOCUS report and the amended 4th quarter FOCUS report, as filed by the company.

Copies have been forwarded according to your instructions.

Sincerely,

Robert Escobio
President

Cc: SEC Regional Office
SEC Washington Office (2 copies)